UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL N.V.
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(Exact Name of Registrant as specified in its charter)

Not Applicable
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(Translation of Registrant's name into English)

The Netherlands
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(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands
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(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077
Email: alon@ictsintl.com, Address: Same as above
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(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value 0.45 Euro per share
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(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None
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(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 37,433,333.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐          NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐          NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒          NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒          NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued
U.S. GAAP ☒	by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐          NO ☐

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2022	2021

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$81,211	$88,753
Restricted cash	17,364	14,699
Accounts receivable, net	56,467	55,089
Prepaid expenses and other current assets	10,337	16,021
Total current assets	165,379	174,562

Deferred tax assets, net	1,383	1,403
Investments	446	525
Property and equipment, net	6,130	5,710
Operating lease right of use assets	10,270	10,938
Goodwill	633	690
Other assets	2,232	2,052
Total assets	$186,473	$195,880

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable - banks	$167	$199
Accounts payable	7,218	5,857
Accrued expenses and other current liabilities	37,603	39,834
Value added tax (VAT) payable	5,159	5,378
Income taxes payable	7,977	6,292
Operating lease liabilities, current	3,506	3,317
Total current liabilities	61,630	60,877

Convertible notes payable to a related party	1,128	1,192
Operating lease liabilities, non current	6,933	8,298
Other liabilities	32,847	40,867
Total liabilities	102,538	111,234

COMMITMENTS AND CONTINGENCIES

REDEEMABLE NON-CONTROLLING INTERESTS	90,280	90,478

SHAREHOLDERS' DEFICIT:
Common stock, 0.45 Euro par value;
150,000,000 shares authorized as of June 30, 2022 and December 31, 2021;
37,433,333 shares issued and outstanding as of June 30, 2022 and
December 31, 2021	19,186	19,186
Additional paid-in capital	16,844	16,844
Accumulated deficit	(33,789)	(33,796)
Accumulated other comprehensive loss	(8,373)	(7,866)
Non controlling interest in subsidaries	(213)	(200)
Total shareholders' deficit	(6,345)	(5,832)
Total liabilities and shareholders' deficit	$186,473	$195,880

4

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended
	June 30, 2022	June 30, 2021

Revenue	$156,011	$154,419
Cost of revenue	119,095	93,260
GROSS PROFIT	36,916	61,159
Operating expenses:
Research and development	6,607	5,545
Selling, general and administrative	27,912	22,915
Total operating expenses	34,519	28,460
OPERATING INCOME	2,397	32,699
Equity loss from investment in affiliates	93	447
Other income (expense), net	65	(96)
INCOME BEFORE INCOME TAX EXPENSE	2,369	32,156
Income tax expense	2,414	3,215
NET INCOME (LOSS)	(45)	28,941
Net income (loss) attributable to non-controlling interests	(52)	6,273
NET INCOME ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$7	$22,668

BASIC AND DILUTED NET INCOME ATTRIBUTABLE TO ICTS
INTERNATIONAL N.V. PER SHARE

Net income attributable to ICTS International N.V.	$7	$22,668
Less deemed dividend attributable to redeemable non-controlling interests	-	10,102
Net income available to ICTS International N.V. Shareholders	$7	$12,566

Basic weighted average number of shares	37,433,333	37,433,333

Net Income per share attributable to ICTS International N.V. - basic	$0.00	$0.34

Diluted weighted average number of shares	40,108,529	40,231,313

Net income per share attributable to ICTS International N.V. - diluted	$0.00	$0.31

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$(45)	$28,941
Other comprehensive loss - translation adjustments	(314)	(484)
Unrealized gains (losses) on derivative instruments	(352)	-
Comprehensive income (loss)	$(711)	$28,457
Comprehensive income (loss) attributable to non controlling interests	(38)	6,817
COMPREHENSIVE INCOME (LOSS) ATTRUBUTABLE TO ICTS INTERNATIONAL N.V.	$(673)	$21,640

5

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(US $ in thousands, except share and per share data)
(Unaudited)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Non Controlling	Total Shareholders'
	Shares	Amount	Capital	Deficit	Income (loss)	Interest	Deficit

BALANCE AT DECEMBER 31, 2020	37,433,333	$19,186	$26,706	$(68,603)	$(6,259)	$(1,515)	$(30,485)
Net income	-	-	-	22,668	-	489	23,157
Translation adjustment	-	-	-	-	(474)	(10)	(484)
Change in terms of redeemable non controlling interests (see note 10)	-	-	(10,102)	-	-	951	(9,151)
BALANCE AT JUNE 30, 2021	37,433,333	19,186	16,604	(45,935)	(6,733)	(85)	(16,963)
Net income (loss)	-	-	-	12,139	-	(208)	11,931
Translation adjustment	-	-	-	-	(1,165)	93	(1,072)
Unrealized gains on derivatives instruments	-	-	-	-	32	-	32
Stock-based compensation - AU10TIX Technologies B.V.	-	-	240	-	-	-	240
BALANCE AT DECEMBER 31, 2021	37,433,333	19,186	16,844	(33,796)	(7,866)	(200)	(5,832)
Net income (loss)	-	-	-	7	-	(13)	(6)
Translation adjustment	-	-	-	-	(155)	-	(155)
Unrealized gains (losses) on derivatives instruments	-	-	-	-	(352)	-	(352)
BALANCE AT JUNE 30, 2022	37,433,333	$19,186	$16,844	$(33,789)	$(8,373)	$(213)	$(6,345)

6

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company” or “ICTS”) operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Authentication technology.

The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment provides authentication services to financial and other institutions predominantly in the United States of America and Europe.

NOTE 2 – BASIS OF PRESENTATION

General

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2022 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2022 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2022.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

Reclassification

Certain amounts have been reclassified in prior years balance sheets to conform with current period presentation.

7

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30,	December 31,
	2022	2021

Receivable from the Dutch tax authorities (1)	$1,042	$9,091
Dutch governmental support - COVID 19 (2)	1,751	2,614
Receivable from the German authorities - COVID 19 (3)	601	527
VAT receivable	1,733	691
Prepaid insurance	762	408
Prepaid uniforms	509	366
Other	3,939	2,324
	$10,337	$16,021

1.
The Company is obligated to hold restricted cash in the Netherlands, which is restricted for payments to the tax authorities. From time to time the Company is allowed to make a request to release the money from the restricted account into the regular bank account. As part of the process the Company transfers the requested amount to the Dutch tax authorities, who pay it back after a few weeks into the Company’s regular bank account.

2.	In the Netherlands, the Company was eligible for payroll support (see note 13).
3.
In Germany, the employees were eligible for payroll support (see note 13). The Company paid to its German employees their full salary and the Company was reimbursed by the German government for the payroll support amount.

NOTE 4 – INVESTMENTS

Artemis Therapeutics, Inc.

As of June 30, 2022, the Company owns 125,916 shares or 2.4% of the outstanding common stock of Artemis Therapeutics, Inc. (“ATMS”). On March 6, 2022, ATMS entered into a Share Exchange Agreement with Manuka Ltd and the shareholders of Manuka Ltd., a company incorporated in Israel engaged in developing and manufacturing skincare products based on Mānuka honey and bee venom. Following those agreements Manuka Ltd. became a wholly owned subsidiary of the ATMS. As the shareholders of Manuka Ltd. received the largest ownership interest in ATMS, Manuka Ltd. was determined to be the “accounting acquirer” in a reverse recapitalization.

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of June 30, 2022, and December 31, 2021, the Company’s share of the underlying net assets of ATMS is equal to the Company’s carrying value of its investment in ATMS ($0 and $0 at June 30, 2022 and December 31, 2021). The market value of the Company's investment in ATMS as of June 30, 2022 and December 31, 2021 is $472 and $120, respectively.

The Company evaluated the stock price of ATMS. The share price in the end of June, 2022 was relatively high for few weeks, including June 30, 2022 and then it declined. As ATMS share price is currently low, the number of shares that are being traded is limited, and as ATMS still does not have material revenue or profitable operations, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

8

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 4 – INVESTMENTS (CONTINUED)

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of June 30, 2022, and December 31, 2021, the Company’s investment is 203,557 KRW and 322,294 KRW, respectively ($155 and $271 as of June 30, 2022 and December 31, 2021, respectively). For the periods ended June 30, 2022 and 2021, the Company recognized a profit (loss) in its consolidated statements of operations of (118,926) KRW, and 3,718 KRW, respectively ($(96) and $3 as of June 30, 2022, and 2021, respectively) from its investment in the JVC.

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $50 in Mesh Technologies, Inc. (“Mesh”), a company incorporated in the USA. As of June 30, 2022, and December 31, 2021, the investment represented less of 1% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In December 2021, the Company sold approximately 25% of its investment for a total amount of $200 and recognized a gain of $186.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1,750 in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 23.3% of Arrow’s equity for an amount of $22 and shareholders loans were purchased for a price of $1,728 ($4,146 stated value less $2,418 allowance for credit losses, which have not changed since the acquisition). The Company uses the equity method for this investment. During the periods ended June 30, 2022 and December 31, 2021, the Company recognized losses from its investment in Arrow in the amount of $0 and $975, respectively.

As of June 30, 2022 and December 31, 2021 the value of the investment in the Company’s books is zero.

The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1,750. The guarantee was effective immediately as of the date of purchase and terminates after three years. In October 2022, the guarantee was extended for additional three years until January 1, 2026.

Some Directors and managers of Arrow are related parties of the Company.

GreenFox Logistics LLC.

In March 2020, the Company invested an amount of $100 in GreenFox Logistics, LLC. (“GreenFox”), a company incorporated in the USA. The investment was done as SAFE investment (Simple Agreement for Future Equity). GreenFox is an on-demand delivery/moving/transportation company. As GreenFox is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

9

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 4 – INVESTMENTS (CONTINUED)

SardineAI Corp.

In August 2020, the Company invested an amount of $50 in SardineAI Corp (“SardineAI”), a company incorporated in the USA. In return the Company received preferred shares representing less than 1% of SardineAI equity. SardineAI is a Fraud Prevention-as-a- Service (FaaS) platform for Digital businesses to detect frauds and financial crimes. As SardineAI is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Silver Circle One

In December 2021, and in March, 2022, the Company invested an amount of $18 and $10, respectively, in Silver Circle One, a capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies.

The company committed to invest up to $100 on the pool. As Silver Circle One is a private, closely held fund, there is no active market for this investment. Therefore, the company measures the investment at cost minus impairment.

Justt Fintech Ltd (previously Acrocharge Ltd)

In December 2021, the Company invested an amount of $50 in Justt Fintech Ltd ("Justt"), a company incorporated in Israel. As of June 30, 2022, and December 31, 2021, the investment represented less than 1% of the issued and outstanding share capital of Justt. Justt is a technology company which fully automated chargeback disputes on behalf of online merchants. As Justt is a private, closely held company, there is not active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Nilus OS Ltd

In March 2022, the Company invested an amount of $25 in Nilus OS Ltd (“Nilus”), a company incorporated in Israel. As of June 30, 2022 the investment represented less than 1% of the issued and outstanding share capital of Nilus. Nilus is a company that automates payment and financial workflows for platforms that involve transfers of money. As Nilus is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	June 30,	December 31,
	2022	2021

Office, equipment and facilities	$7,711	$8,602
Internal-use software	3,172	2,085
Vehicles	1,722	1,617
Leasehold improvements	2,844	2,918
	15,449	15,222
Less: accumulated depreciation and amortization	9,319	9,512
Total property and equipment, net	$6,130	$5,710

Depreciation and amortization expense are $1,117 and $985 for the periods ended June 30, 2022 and 2021, respectively.

10

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 6 – LEASES

The Company enters into lease agreements in the normal course of business primarily as part of its operations in the different airports, back office operations, research and development offices and headquarter offices.

The table below presents the effects on the amounts relating to the Company’s total lease cost:

	Period ended,
	June 30, 2022	June 30, 2021
Operating lease cost	$2,326	2,195
Short-term lease cost	712	883
Total lease cost	$3,038	3,078

Other information:
Cash paid for amounts included in the measurement of Lease liabilities:
Operating cash flows from operating leases	$2,337	2,215

Right-of-use assets obtained in exchange for new operating lease liabilities	$1,931	2,647

Weighted-average remaining lease term - operating leases	3.6 years	4.3 years

Weighted-average discount rate - operating leases	5.1%	5.0%

Supplemental balance sheet information related to operating leases was as follows:

	June 30, 2022	December 31, 2021
Operating lease ROU assets	$10,270	10,938

Other current liabilities	$3,506	3,317
Operating lease liabilities	6,933	8,298
Total operating lease liabilities	$10,439	11,615

Maturities of operating lease liabilities as of June 30, 2022 were as follows:

Year ending December 31,
2022 (excluding the six months ended June 30, 2022)	$2,114
2023	3,514
2024	2,924
2025	1,245
2026	871
Thereafter	865
Total future minimum lease payments	11,533
Less: imputed interest	1,094
Total	$10,439

NOTE 7 – NOTES PAYABLE – BANKS

United States of America

The Company’s U.S. subsidiary was a party to a credit facility with a commercial lender, which provided a maximum borrowing capacity up to $10,000, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $500 standby letter of credit. Borrowings under the credit facility were secured by the U.S. subsidiary’s accounts receivable, unbilled receivables, equipment, cash and the $500 letter of credit that was provided to the lender by the Company.

Borrowings made under the credit facility bore interest, which was payable monthly, at LIBOR plus 3% per annum.

11

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 7 – NOTES PAYABLE – BANKS (CONTINUED)

United States of America (continued)

As of June 30, 2021, the Company had no outstanding balances under the line of credit arrangement. The credit facility expired on October 2021.

Europe

The Company had a credit arrangement with a commercial bank, to provide it with up to €12,000 in borrowings which was renewed in May 2020 through March 2021. Borrowings under the line of credit bore interest at one-month EURIBOR plus 4.8% with a minimum of 4.8% per annum. The Company was also subject to unused line fee of 0.75% per annum, which was payable quarterly. The line of credit was secured by accounts receivable of ten of the Company’s European subsidiaries, tangible fixed assets and a bank guarantee of €2,000 provided by the parent company, ICTS International N.V. The line of credit could not exceed 70% of the borrowing base. The line of credit included certain financial covenants. The line of credit expired in March 2021.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,841 as of December 31, 2021) was provided to the Company by the same commercial bank, which was renewed until March 2022, with an interest of 2.5% per annum and an unused line fee of 0.75% per annum which was payable quarterly. As of December 31, 2021, the Company had €1,022 ($1,161 as of December 31, 2021) of outstanding guarantees under the guarantee facility, which related to leases and performance guarantees for contracts. The guarantee facility expired in March 2022.

The Company has an additional credit arrangement in Sweden to provide it with up to 4,000 SEK ($389 as of June 30, 2022) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of June 30, 2022, and December 31, 2021, the Company had 1,715 SEK and 1800 SEK ($167 and $199 as of June 30, 2022 and December 31, 2021) respectively, in outstanding borrowings under the line of credit facility.

NOTE 8 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	June 30,	December 31,
	2022	2021
Accrued payroll and related costs	$21,063	$23,864
Accrued vacation	8,968	7,152
Accrued commissions	469	1,371
Labor union contribution	147	925
Deferred revenue	2,634	2,239
Accrued Legal expenses	1,416	2,019
Currency hedging costs	475	-
Other	2,431	2,264
Total accrued expenses and other current liabilities	$37,603	$39,834

12

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 9 – DEBT TO RELATED PARTIES

Convertible Notes Payable to a Related Party

The Company has an agreement with an entity related to its main shareholder, to provide it with up to $3,000 in revolving loans through January 1, 2022. Loans received under the arrangement beared interest, which was compounded semi-annually and payable at maturity, at the interest rate of LIBOR plus 7% for U.S. dollar-denominated loans and the Company’s European commercial bank interest base rate plus 3% for Euro-denominated loans. The arrangement was secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert up to $2,000 of the loan into the Company’s shares at a price of $0.40 per share. In October 2020, the entity converted $800 into 2,000,000 shares.

In December 2021, the loan was extended until January 2024, the loan amount was reduced to $2,000 and the interest rate was adjusted to 2.5% per annum.

As of June 30, 2022, and December 31, 2021 the convertible notes payable to this related party consist of $1,128 and $1,192, respectively.

Total interest expense related to the note is $16 and $40 for the periods ended June 30, 2022, and 2021, respectively.

NOTE 10 – OTHER LIABILITIES

Other liabilities are as follows:

	June 30,	December 31,
	2022	2021
Severance pay	$1,603	$1,631
Deferred VAT	12,060	14,703
Deferred wage tax	17,730	22,534
Deferred revenue	647	1,030
Other	807	969
Total other liabilities	$32,847	$40,867

Deferred VAT and deferred wage tax relates to measurements taken by the Dutch government, on which they postponed all VAT payable for the years 2021 and 2020 and all wage tax and social security payable for the months March – December 2021 to be paid in 60 installments starting March 2023, except for VAT payments starting October 2022.

13

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 11 – REDEEMABLE NON-CONTROLLING INTERESTS

On July 3, 2019, AU10TIX entered into a Series A Preferred Subscription Agreement (the "Agreement") with TPG Lux 2018 SC I, S.a.r.l ("TPG"), according to which AU10TIX issued 3,000,000 Series A Preferred Shares ("Series A Shares") to TPG for a subscription price of US$60,000 in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX (see note 15). Transaction costs totaled $4,540 and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, AU10TIX entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. ("Oak"), according to which AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – "the Preferred Shares") to Oak for a subscription price of US$20,000 in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX. For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19,537 and $461, respectively. Transaction costs totaled $1,513 and were deducted from the respective investment amounts.

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of AU10TIX.

The Preferred Shares Rights

Liquidation Preference: The holders of Series A Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a sale, initial public offering (“IPO”), merger, consolidation, reorganization, winding-up, dissolution or liquidation of AU10TIX, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the ordinary shares, to receive the greater of: (a) an amount equal to the initial subscription price for the Series A Shares, plus all accrued but unpaid dividends in respect of the Series A Shares, less all dividends previously paid on the Series A Shares, and (b) the proceeds distributable in respect of the Series A Shares had they been converted into ordinary shares. The initial subscription price for the Series A Shares (and calculations derived therefrom) are subject to customary adjustments as set forth in the agreements executed in connection with the Sale.

Conversion Rights: The Series A Shares are subject to conversion into ordinary shares of AU10TIX: (a) on the written request by any Series A Shareholder; and (b) immediately prior to a qualifying IPO of AU10TIX (being an IPO where the net aggregate gross proceeds to AU10TIX exceed US$75 million and where the subscription price per share paid by the public is not less than 150% of the initial subscription price paid for the Series A Shares). Pursuant to these conversion arrangements, the Series A Shares will convert into ordinary shares on a 1:1 basis (subject to certain agreed upon adjustments).

Anti-Dilution Protection: The Shareholders Agreements contain customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by AU10TIX at a price per new security that is less than the initial subscription price paid for the Series A Shares, then the Series A Holders shall be entitled to receive additional Series A Shares (at no further cost) on a weighted-average basis, reflecting the value of equity in AU10TIX as determined based on the subscription price paid in the new issue of securities.

Pre-emption Rights: The Shareholders Agreements contain a restriction on issuing any securities ranking senior to or on party with the Series A Shares for as long as TPG and/or any subsequent investor holds at least one third of the overall number of Series A Shares in issue as at the date of completion of the Sale. In addition, each shareholder holding in excess of 3% of the shares of AU10TIX has the right to participate in any new issuance of securities by the AU10TIX, subject to customary exceptions.

14

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 11 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Exit Rights: At any time from and after the fifth (5th) anniversary of completion of the issuance, upon written request by TPG, AU10TIX is required to use reasonable endeavors to facilitate the sale by TPG of the Preferred Shares (or, following conversion, ordinary shares) to a third party at a price in excess of 150% of the initial subscription price paid for the Series A Shares and subject to a right of first refusal in favor of AU10TIX. In the event that, three (3) months thereafter, a sale of the Preferred Shares held by TPG has not been consummated, upon written request by TPG, AU10TIX is required to facilitate a sale of AU10TIX within six (6) months after such written request, and thereafter, TPG has the right to require AU10TIX to facilitate a sale or IPO of AU10TIX. On the exercise of such rights, each other shareholder (including AU10TIX) is required to cooperate with TPG regarding such sale or IPO and TPG has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

The Exit Right is part of the issuance of the Series A Shares, and was not entered into separately from the transaction that created the non-controlling interests. The Exit Right is not legally detachable from the non-controlling interests because it is non-transferrable (i.e., the instrument cannot be transferred without the underlying preferred shares). Thus, the Exit Right would not be separately exercisable from the non-controlling interests shares because the non-controlling interests shares will be settled when the Exit Right is exercised. As a result, the Exit Right would be considered embedded in the Series A Shares held by TPG.

Shares of redeemable convertible preferred stock are not mandatorily or currently redeemable. However, the Exit Right would constitute a contingent redemption event that is outside of AU10TIX’s control. As such, Series A Shares have been presented outside of permanent equity as redeemable non-controlling interests. AU10TIX has adjusted the carrying value of the redeemable non-controlling interests to adjust for the non-controlling interests share in AU10TIX's profits and Other Comprehensive Income (Loss). AU10TIX has not adjusted the carrying values of the redeemable non-controlling interests to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

The Series A-1 Preferred Shares do not entitle their holders to any liquidation or exit rights as the Series A Preferred Shares, and therefore are classified within permanent equity, as non-controlling interests.

The anti-dilution provisions cited above have not been bifurcated from the host contract since they are to be settled into AU10TIX's non-traded shares, thus the "net settlement" criteria is not met.

On June 28, 2021, TPG, Oak, GF GW LLC (“GF”) and AU10TIX, entered into a Sale and Purchase Agreement (the “SPA”), pursuant to which Oak and GF purchased preferred shares in AU10TIX from TPG. In connection with the SPA, (i) such parties and ICTS entered into an amended and restated shareholders agreement (the “SHA”) and an amended and restated registration rights agreement (the “RRA”) and (ii) AU10TIX’s Articles of Association (the “Articles”) were amended by a deed of amendment (the “Deed of Amendment”).

Pursuant to the SPA, Oak purchased 755,906 AU10TIX Series A Preferred shares from TPG and GF purchased 1,511,811 AU10TIX Series A Preferred Shares from TPG. In connection with such purchases, all outstanding AU10TIX’s Series A Preferred Shares and Series A-1 Preferred Shares were re-designated as New Series A Preferred Shares and the Ordinary Shares owned by ICTS were re-designated as Class B Ordinary Shares, as described below.

15

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 11 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

In consideration of the benefits to Oak increasing its shareholding and GF becoming a shareholder, AU10TIX provided certain customary warranties to Oak and GF concerning AU10TIX and its business. In addition, AU10TIX agreed to be primarily liable to Oak and GF for any breaches by TPG of its customary fundamental warranties given to Oak and GF (including that TPG owns AU10TIX Series A Preferred Shares being sold to Oak and GF); provided, that, TPG has agreed to indemnify and hold AU10TIX harmless for any losses incurred by AU10TIX in relation to such fundamental warranties given by TPG.

Following the completion of the sales and purchases contemplated by the SPA on June 28, 2021: (i) ICTS owns 68.69% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owns 12.87% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii) GF owned 10.93% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; and (iv) TPG owns 7.51% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares. In addition, AU10TIX may issue up to 500,000 Class A Ordinary Shares under its existing employee stock option plan.

The SHA and the Articles (as amended by the Deed of Amendment) provide for the following material matters in respect of the rights attaching to the New Series A Preferred Shares and the Ordinary Shares and the ongoing governance of AU10TIX:

General: The New Series A Preferred Shares are entitled to one vote per share and rank equally with the Ordinary Shares in regards to dividends. The Ordinary Shares are divided into two classes: Class A Ordinary Shares and Class B Ordinary Shares, which rank equally as to dividends. The Class A Ordinary Shares are entitled to one vote per share. The Class B Ordinary Shares are entitled to three votes per share and may only be held by ICTS and its permitted transferees.

Liquidation Preference: the holders of New Series A Preferred Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a (i) sale, initial public offering, which term includes certain business combinations with a SPAC (an “IPO”), merger, consolidation or reorganization, which results in change of control of AU10TIX, and (ii) winding-up, dissolution or liquidation of AU10TIX, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the Ordinary Shares, to receive the greater of: (a) US$26.4583 per share, subject to adjustments for certain events affecting the capital of AU10TIX (the “Starting Price”) plus all accrued but unpaid dividends in respect of the New Series A Preferred Shares, less all dividends previously paid on the New Series A Preferred Shares, and (b) the proceeds distributable in respect of the New Series A Preferred Shares had they been converted into Class A Ordinary Shares. The Ordinary Shares rank equally in liquidation.

Conversion Rights: The New Series A Preferred Shares are subject to conversion into Class A Ordinary Shares on a 1:1 basis (subject to adjustments for certain events affecting the capital of AU10TIX): (a) upon the written request by any Series A Holder; and (b) immediately prior to a qualifying IPO of AU10TIX (being an IPO where each Class A Ordinary Share is valued at not less than 150% of the Starting Price at the completion of the IPO, subject to adjustments for certain events affecting the capital of AU10TIX) (a "Qualifying IPO"). The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time upon the written request of a holder of Class B Ordinary Shares on a 1:1 basis, subject to adjustments for certain events affecting the capital of AU10TIX.

Anti-Dilution Protection: The SHA contains customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by AU10TIX at a price per new security that is less than the Starting Price, then the Series A Holders shall be entitled to receive additional Class A Ordinary Shares (at no further cost) on a weighted-average basis, reflecting the value of the equity in AU10TIX, as determined based on the subscription price paid in the new issue of securities.

16

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 11 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Transfers: Subject to certain customary exceptions, including a transfer to a permitted transferee, any shareholder (other than TPG, Oak and GF) wishing to transfer any of the shares held by it shall first offer such shares to each shareholder holding 3% or more of AU10TIX’s outstanding share capital at the same price and on the same terms at which the selling shareholder wishes to transfer such shares.

New Issuances: Subject to certain customary exceptions, each shareholder holding 3% or more of AU10TIX’s outstanding share capital has the right to participate in any new issuance of securities by AU10TIX.

Information Rights: Subject to certain exceptions, each shareholder holding 3% or more of AU10TIX’s outstanding share capital is entitled to receive certain financial information regarding AU10TIX including budgets, annual and quarterly accounts and details of any third party offer for the stock or assets of AU10TIX, as well as certain inspection rights.

Exit Rights: At any time from and after July 3, 2026, upon written request by Series A Holders holding at least 60% of the then outstanding New Series A Preferred Shares (the “Preferred Majority”), AU10TIX is required to use reasonable endeavors to facilitate a sale of AU10TIX within six months after such written request, and, thereafter, the Preferred Majority has the right to step-in and require AU10TIX to facilitate a sale or IPO. On the exercise of such step-in right, each other shareholder (including ICTS) is required to cooperate with the Preferred Majority regarding such sale or IPO and the Preferred Majority has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

Board Arrangements: The Shareholders Agreement and Articles provide that the board of directors of AU10TIX shall be constituted by up to six directors: (i) four of whom will be appointed by the holder of a majority of the Class B Ordinary Shares (i.e., currently ICTS); (ii) one of whom will be appointed by Oak (for so long as Oak holds at least 50% of the New Series A Preferred Shares held on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX); and (iii) one of whom will be appointed by GF (for so long as GF holds at least 50% of the New Series A Preferred Shares held on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX). As a general matter, the board of AU10TIX is able to pass resolutions by a simple majority, subject to the consent rights of the Preferred Majority set out below.

Preferred Majority Consent Rights: For as long as the Series A Holders hold, in the aggregate, at least 25% of the New Series A Shares Preferred Shares held on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX, the consent of the Preferred Majority is required for the following actions (i) amending the SHA or the Articles in a manner that would adversely affect the rights, preferences or privileges of the New Series A Preferred Shares; (ii) issuing new securities ranking senior to or pari passu with the New Series A Preferred Shares; (iii) making of any dividend or distribution other than a dividend or distribution that is pro rata to the Series A Holders and the holders of the Ordinary Shares; (iv) redeeming any Ordinary Shares; (v) incurring debt in excess of 4.0x AU10TIX’s consolidated EBITDA in the 12-month period ending on the last day of the month preceding the month in which the debt was incurred; (vi) consummating an IPO other than a Qualifying IPO; (vii) making certain changes to the size of AU10TIX’s board; (viii) making any fundamental change in the nature of the business of AU10TIX and its subsidiaries; (ix) entering into related party transactions, unless such transaction is commercially reasonable and on an arm’s-length basis; and (x) either amending AU10TIX’s existing stock option plan or creating a new stock option plan to allow for the issuance of more than 500,000 additional Class A Common Shares.

17

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 11 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Tag Rights: Following completion of the procedures on transfers set out above, each Series A Holder holding 3% or more of AU10TIX’s outstanding shares will have the right to participate proportionately in any third-party share sale by another shareholder other than a Series A Holder (subject to certain customary exceptions).

Drag Rights: AU10TIX has the right to drag other shareholders into an exit event subject to certain requirements being satisfied (including either (i) holders of New Series A Shares receiving the greater of: (a) the Starting Price and (b) the proceeds distributable in respect of the New Series A Preferred Shares had they been converted into Class A Ordinary Shares, in each case with the approval of the Board, the Preferred Majority and the holders of a majority of the shares or (ii) a minimum value per New Series A Share of 150% of the Starting Price approved by the Board and holders of a majority of the shares, in each case subject to adjustments for certain events affecting the capital of AU10TIX) in relation to such exit transaction.

Termination: The SHA terminates upon (i) the agreement of AU10TIX, the Preferred Majority and a majority of the holders of the Ordinary Shares or (ii) the closing of a Qualifying IPO.

Tax Matters: AU10TIX is required to provide the Series A Holders with certain customary information for U.S. federal tax reporting purposes.

Confidentiality and Public Announcements: The SHA provides for customary confidentiality protections and limitations on public announcements without consent.

The RRA provides the Series A Holders (and in certain cases the holders of the Class B Ordinary Shares) with a limited number of customary long-form and short-form demand registration rights, shelf registration rights and the right to participate under certain conditions if AU10TIX determines to register its shares. In addition, AU10TIX has undertaken to (i) take certain actions to facilitate the rights of the parties under the RRA; (ii) provide customary indemnification; (iii) not agree to further registration rights superior to those granted under the RRA; and (iv) limit issuances of its shares under certain circumstances set out in the RRA.

Pre-emption Rights: The Shareholders Agreement contains a restriction on issuing any securities senior to or pari passu with the New Series A Preferred Shares for so long as the holders of the New Series A Preferred Shares on June 28, 2021 (or their transferees in accordance with the terms of the Shareholders Agreement) continue to collectively hold at least 25% of such number (appropriately adjusted for certain corporate events) of New Series A Preferred Shares. In addition, each shareholder holding in excess of 3% of AU10TIX’s outstanding shares has the right to participate in any new issuance of securities by AU10TIX, subject to customary exceptions.

The Company has assessed whether the change in the terms of the Preferred Shares following the closing of the 2021 SPA constituted a modification or extinguishment for accounting purposes, by comparing the fair value of these Preferred Shares immediately before and immediately after the closing of the 2021 SPA. An extinguishment occurs when the difference in fair value exceeds 10%, while a modification occurs when such fair value difference is lower than 10%.

Additionally, the carrying value of the Series A-1 Shares, which were previously presented among non-controlling interests, were reclassified to redeemable non-controlling interests and initially recognized at their fair value, following their re-designation as New Series A Preferred Shares.

Following the modification and extinguishment of the Preferred Shares, and the reclassification of the Series A-1 Shares, the Company adjusted the carrying value of the redeemable non-controlling interests by $9,057, with a corresponding decrease to additional paid-in capital and non-controlling interests in the amounts of $10,102 and $1,045, respectively.

18

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 11 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

The following table sets forth for the movement in the redeemable non-controlling interests:

	Period Ended
	June 30, 2022	December 31, 2021
Balance as of the beginning of the year	$90,478	$75,322
Net Income (Loss)	(38)	6,200
Other Comprehensive Income - Translation adjustment	(160)	(211)
Conversion of AU10TIX shares A-1 into new series A	-	9,057
Stock-based compensation	-	110
Balance as of the end of the year	$90,280	$90,478

NOTE 12 - REVENUE RECOGNITION

Revenue Recognition

Revenue is recognized when the promised services are performed for our clients, and the amount that reflects the consideration we are entitled to receive in exchange for those services is determined. The Company’s revenues are recorded net of any sales taxes.

In order to determine the revenue, we (1) identify the contract with the client, (2) identify the performance obligations, usually it’s based on the hours spent, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation and (5) we recognize revenue as performance obligation is satisfied.

A performance obligation is a promise in a contract to transfer a distinct service to the client, and it is the unit of account for revenue recognition. The majority of our contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in our contracts and, therefore, is not distinct.

The following table presents the Company’s revenues according to the Company’s segments:

	Period ended June 30,
	2022	2021
Airport Security and Other Aviation Services	$131,191	114,001
Authentication Technology	24,820	40,418
Total revenues	$156,011	$154,419

19

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 12 - REVENUE RECOGNITION (CONTINUED)

Revenue Recognition (continued)

The following table presents the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Period ended June 30,
	2022		2021
Germany	$57,064	36.6%	$56,026	36.3%
United States	42,843	27.5%	49,418	32.0%
The Netherlands	28,383	18.2%	22,698	14.7%
Spain	17,300	11.1%	14,205	9.2%
Other countries	10,421	6.7%	12,072	7.8%
Total revenues	$156,011	100.0%	$154,419	100.0%

Airport Security and Other Aviation Services Segment

In the airport security and other aviation services, for performance obligations that we satisfy over time, revenues are recognized by consistently applying a method of measuring hours spent on that performance obligation. We generally utilize an input measure of time (hours and attendance for specific time framed service like specific flights) of the service provided. Performance obligations are satisfied over the course of each month and continue to be performed until the contract has been terminated or cancelled.

Pricing and Reduction to Revenues

We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar client in similar circumstances. Certain client contracts have variable consideration, including quality thresholds or other similar items that could reduce the transaction price. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration amounts, if any, are not material, and we do not expect significant changes to our estimates.

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. Client payments are typically due in 30 to 60 days after invoicing, but may be a shorter or longer term depending on the contract. Our contracts with main customers are generally long-term contracts, between two to five years. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Practical Expedients and Exemptions

Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance) no exemptions need to be made. We have no material contracts with material revenues expected to be recognized subsequent to June 30, 2022 related to remaining performance obligations.

Revenue Service Types

The following is a description of our revenue service types, including Airport Security, Airline Security, Cargo Security, Other Airport Services, General Security Services and Other.

20

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 12 - REVENUE RECOGNITION (CONTINUED)

Airport Security and Other Aviation Services Segment (continued)

Airport Security

Staffing or manning for specialized airport security are usually based on long term contract issued via a public tender procedure. We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours agreed upon in the contracts. Quality and criteria of staffing are described in the contracts and are measured in the given time period. Deviations, if any, are discussed with the customer before invoicing and will be reflected in the invoice showing the approved hours and other cost elements as agreed upon price.

Most contracts have an hourly rate that reflects an all-in tariff based on a full cost price calculation. In some of the contracts the hourly rates are split between a component based on hours and a component based on specific costs in a specific time period but always linked to the service provided in given time period. Revenue is recognized at the time period set in the contract.

Airline Security

Staffing or manning for airline security are usually based on long term contracts issued via a public tender procedure. We recognize revenue according to the unit of measure provided (usually attendance for specific time framed service like specific flights). The time framed specialized security services are in this case are the executed number of flights. When the manning for the security of these flights are delivered, the Company invoices the customer according to the agreed flight tariff.

Cargo Security

Staffing or manning for specialized cargo security are usually based on long term contract, sometimes publicly tendered. Contracts are based on hourly planned and executed screening services. Revenue is recognized based on the realized screening hours and contractually agreed upon hourly rate.

Other Airport Services

Airport Services include wheelchair attendants, pre-departure skycaps, bag-runners, agents, guards, charter security screening, janitorial, and cabin cleaning to major U.S. and foreign carriers in airports throughout the United States of America. Our contracts may include either single or multiple performance obligations and vary by airport and airline. We recognize revenue given the unit of measure (usually hours) provided in the given time period and the specific price for specific hours or attendance for specific event, time framed service as agreed upon in the contracts.

General Security Services

Security Services include providing armed and un-armed guards to private schools and places of worship, video surveillance and patrol. Contracts for security services generally include only a single performance obligation. We recognize revenue for security guard services given the unit of measure (hours) provided in the given time period. Revenue from video surveillance and patrol is recognized based upon a fixed monthly rate.

Other Services

Other services include revenues from (incidental) specialized security manning services, training services and ad hoc work performed on and off airports. Revenue is recognized over time as services are being performed, using the input of service delivered during the time period, according to the contractual agreed price.

21

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 12 - REVENUE RECOGNITION (CONTINUED)

Authentication Technology Segment

In the authentication technology segment, the Company offers authentication services on a cost per click basis, with a minimum yearly commitment which means the customer pays the Company according to the higher of (a) number of times the customer used the system in order to authenticate IDs or (b) according to the yearly minimum commitment. According to the agreement with the customers, each chargeable click has an agreed price and revenue is being recognized accordingly.

Pricing and Reduction to Revenues

We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the selling price as agreed with the customer. Certain client contracts have variable consideration which are based on quantity of usage. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration, if any, amounts are not material, and we do not expect significant changes to our estimates.

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. The minimum commitment is usually being paid in advance. Client payments are typically due in 30 days after invoicing, but may be a shorter or longer term depending on the contract. Our client contracts are usually for a one-year period with a renewal option. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

NOTE 13 – GOVERNMENTAL SUPPORT

During the years 2022 and 2021, governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved a payroll support of $0, and $15,918, respectively to the American subsidiary of the Company. Out of those amounts, the American subsidiary recognized amounts of $0 and $11,539 as reduction of labor expenses for the periods ended June 30, 2022, and June 30, 2021, respectively. During the periods ended June 30, 2022 and December 31, 2021, the Dutch government has provided financial assistance of €4,556 and €18,135 ($4,746 and $22,608 as of June 30, 2022 and December 31, 2021), respectively. Out of those amounts, the Dutch subsidiaries recognized amounts of €4,556 and €8,979 ($4,746 and $10,595 as of June 30, 2022 and June 30, 2021) as reduction of labor expenses, respectively. In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company applied for this support starting from April 2020 to June 2021. In addition, the German government reimburse employers for salary costs regarding employees that are in quarantine.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and will have to be paid in 60 installments, starting October 2022. As of June 30, 2022, and December 31, 2021, the Company accumulated debt of €33,456 and €33,456 ($34,794 and $38,018 as of June 30, 2022 and December 31, 2021), respectively, to the Dutch tax authorities for those postponed payments.

22

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of June 30, 2022 the Company has $4,762 in outstanding letters of credit. Such letters of credit are being secured by the same amounts in restricted cash with commercial banks.

Legal Proceedings

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Inquiry Proceedings

On June 24, 2021 a minority shareholder of the Company initiated inquiry proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal (the “Court”) which is a specialized court dedicated to resolving corporate disputes. The shareholder has requested the Court to appoint an investigator on behalf of the Court in accordance with Dutch law, to investigate certain activities of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years ended December 31, 2020 and 2019. The shareholder has not requested the Court to order preliminary relief, but has requested the Court to order the registrant to pay the costs of the proceedings. On June 24th, 2022, the Court rendered its judgment after reviewing all filings and a court hearing. The Court accepted ICTS’s defense on all items except two and appointed an investigator to examine two items. The two items are: The conversion of loans in 2019 from a related party at a share price of $0.40 and the issuance of shares to directors and certain employees in 2019 at a share price of $0.40.

White Line

In 2017, the company invested $3,500 in White Line B.V., a limited Company incorporated in the Netherlands, representing 10% of the issued and outstanding share capital of White Line B.V.

The Company had an agreement with an entity related to its main shareholder, according to which, if the value of this investment decreased, the related party entity has guaranteed to repurchase this full investment in minimum amount of $3,500. In December 2018, the related party entity purchased the full investment from the Company for $3,500. In 2021, the Company has a dispute with White Line B.V. as certain items disclosed in White Line B.V. financials appeared questionable. ICTS requested the court to instruct White line to disclose certain documents. As the economical ownership is not within the Company any more, the Company has no financial exposure on this dispute. On November 15th, 2022, the Appeal Court of Amsterdam rendered its judgment after reviewing all filings and a court hearing. The Court rejected ICTS’s request for disclosure of documents.

23

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 15 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other aviation services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment provides authentication services to financial and other institutions, predominantly in Europe and the United States of America.

All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

		Airport Security
		and Other	Authentication
	Corporate	Aviation Services	Technology	Total
Six months ended June 30, 2022:
Revenue	$-	$131,191	$24,820	$156,011
Depreciation and amortization	41	466	610	1,117
Net income (loss)	(1,198)	1,276	(123)	(45)
Total assets	$10,108	$105,906	$70,459	$186,473

Six months ended June 30, 2021:
Revenue	$-	$114,001	$40,418	$154,419
Depreciation and amortization	37	698	250	985
Net income (loss)	(760)	9,241	20,460	28,941
Total assets	$10,739	$107,368	$66,067	$184,174

The following table sets forth, for the periods indicated, revenue generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Six months ended June 30,
	2022	2021
Germany	$57,063	$56,026
United States of America	42,842	49,418
The Netherlands	28,385	22,698
Spain	17,300	14,205
Other	10,421	12,072
Total	$156,011	$154,419

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization by country:

	June 30,	December 31,
	2022	2021
Germany	$356	$361
United States of America	701	422
The Netherlands	452	624
Spain	113	118
Other	4,508	4,185
Total	$6,130	$5,710

Property and equipment, net, in other countries include $4,227 and $3,956 property and equipment in Israel as of June 30, 2022 and December 31, 2021.

24

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC.

The following table summarizes certain statement of operations data for the Company for the periods ended June 30, 2022, 2021, 2020, 2019 and 2018:

	U.S. Dollars in Thousands
	Period ended June 30,
	2022	2021	2020	2019	2018

Revenue	$156,011	$154,419	$126,126	$164,492	$168,812
Cost of revenue	119,095	93,260	111,343	143,887	149,895
GROSS PROFIT	36,916	61,159	14,783	20,605	18,917
Operating expenses:
Research and development	6,607	5,545	3,880	1,969	2,134
Selling, general and administrative	27,912	22,915	19,466	16,327	15,963
Goodwill impairment	-	-	-	-	-
Total operating expenses	34,519	28,460	23,346	18,296	18,097
OPERATING INCOME (LOSS)	2,397	32,699	(8,563)	2,309	820
Equity Income (loss) from investment in affiliate	(93)	(447)	(89)	45	-
Other expenses, net	65	96	738	2,049	1,572
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	2,369	32,156	(9,390)	305	(752)
Income tax expenses	2,414	3,215	708	962	779
INCOME (LOSS) FROM CONTINUING OPERATIONS	(45)	28,941	(10,098)	(657)	(1,531)
Loss from discontinued operations	-	-	-	-	257
NET INCOME (LOSS)	$(45)	$28,941	$(10,098)	$(657)	$(1,788)
Net income (loss) attributable to non-controlling interests	(52)	6,273	431	-	(123)
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$7	$22,668	$(10,529)	$(657)	$(1,665)

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.PER SHARE
Income (loss) from continuing operations	$0.00	$0.34	$(0.30)	$(0.02)	$(0.07)
Loss from discontinued operations	-	-	-	-	(0.01)
Net income (loss)	$0.00	$0.34	$(0.30)	$(0.02)	$(0.08)

Basic weighted average number of shares	37,433,333	37,433,333	35,433,333	28,926,925	22,388,122

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE

Income (loss) from continuing operations	$0.00	$0.31	$(0.30)	$(0.02)	$(0.07)
Loss from discontinued operations	-	-	-	-	(0.01)
Net income (loss)	$0.00	$0.31	$(0.30)	$(0.02)	$(0.08)

Diluted weighted average number of shares	40,108,529	40,231,313	35,433,333	28,926,925	22,388,122

The following table sets forth, for the periods indicated, certain results of operations data as percentage of revenue for the periods ended June 30, 2022 and June 30, 2021:

	Period ended June 30,
	2022	2021
Revenue	100.0%	100.0%
Cost of Revenue	76.3%	60.4%
Gross profit	23.7%	39.6%
Research and development expenses	4.2%	3.6%
Selling, general and administrative expenses	17.9%	14.8%
Total operating expenses	22.1	18.4
Operating income	1.6%	21.2%
Equity loss from investment in affiliate	0.1%	0.3%
Other income (expenses), net	0.0%	(0.1)%
Income before income tax expense	1.5%	20.8%
Income tax expense	1.5%	2.1%
Net income (loss)	(0.0)%	18.7%
Net income (loss) attributable to non-controlling interests	(0.0)%	4.0%
Net income attributable to ICTS International N.V.	0.0%	14.7%

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

The COVID-19 outbreak and its variants has developed rapidly during the years 2022, 2021 and 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, the decisions taken by various governments have affected economic activity and the Company’s business as following:

Decrease of travel by flights, reducing the demand for services the Company provide as part of its airport security and other aviation services compared to pre COVID 19. During 2022 the aviation industry started to recover following the worldwide decrease in COVID 19 sickness. Our cumulative revenues of the airport security and other aviation services in the six months ended June 30, 2022 and 2021 were $131.2 million and $114.0 million, respectively.

During 2021 and 2020, governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. In the United States of America, the government has approved a payroll support of $ 16 and $14, respectively to the American subsidiary of the Company. Out of those amounts, the American subsidiary recognized amounts of $17 and $13 as reduction of labor expenses for the years ended December 31, 2021 and 2020, respectively. During the years ended December 31, 2021 and 2020, the Dutch government has provided financial assistance of €18 and €18 ($23 and $22 as of December 31, 2021 and 2020), respectively. The Dutch government extended the support program until March, 2022 and will not extended it beyond. For the months January through March 2022, the Company was granted additional assistance up to €5. In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company applied for this support starting from April 2020 to June 2021. These available governmental support plans might be extended and/or changed according to the future COVID-19 developments, although currently the Company does not expect those measures to be renewed or extended.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and will have to be paid in 60 installments, starting March 2023, except for VAT payments starting October 2022. As of December 31, 2021 and 2020, the Company accumulated debt of €33 and €21 ($38 and $26 as of December 31, 2021 and 2020), respectively to the Dutch tax authorities. In Germany, the government postponed the payment of the VAT for the period February through April, 2020. The Company accumulated €5 ($7 as of December 31, 2020) which was paid during the year 2021.

The worldwide drop of markets in 2022 and especially its effect on the crypto markets has affected also our authentication technology segment as some of our customers are operating in that market. As a result, the Company’s revenue and profitability from the authentication technology segment declined in 2022. The Company continues to look for new opportunities and customers while diversifying the operations and sectors the customers come from.

As most of the Company’s revenues are derived from customers in Europe, the Company was also affected by the decrease of the exchange rate between the Euro and the Dollar. In December 31, 2021 the Euro Dollar exchange rate was 1.14 Dollars for Euro while in June 30, 2022 the exchange rate was 1.04 Dollar for Euro, representing a decrease of approximately 8%. The average exchange rate for the first six months of 2021 was 1.18 Dollar for Euro while the average exchange rate for the first six months of 2022 was 1.10 dollar per Euro representing a decrease if approximately 6.5%.

The Company’s business plan, projects income from operations and positive cash flows from operations. The Company is also looking to increase its liquidity by getting new lines of credit for its operations in Europe and the United States of America. There can be no assurance that management will be successful in achieving its business plan.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

Revenue

Total revenue increased from $154.4 million in the first six months of 2021 to $156.0 million in the first six months of 2022.

Revenue generated in Germany was $57.1 million in the first six months of 2022 compared to $56.0 million in the parallel period of 2021. As revenue in Germany is in Euro, it is being affected also by exchange rate fluctuations as its being translated to USD. Revenue for the first six months of 2021 according to the 2022 exchange rate would have been $52.4 million. Increase in revenue was due to the recovery of the aviation industry and the increase of passengers traveling mostly through Frankfurt Airport.

Revenue generated in the United States of America was $42.3 million in the first six months of 2022, compared to $49.4 million in the parallel period of 2021. The decrease in revenue generated in the United States of America was mostly a result of decrease of services provided by the authentication technology segment to American customers, mostly following the economic crisis in the crypto market, resulting in total decline of revenues from $40.4 million in the first six months of 2021 to $24.8 million in 2022. Services provided by Huntleigh USA (an American subsidiary of the Company) to its customers in the United States of America increased from $15.1 million in the first six months of 2021 to $23.4 million for the first six months if 2022, due to the recovery of the aviation industry and the increase of passengers traveling through airports in the United States of America.

Revenue generated in the Netherlands was $28.4 million in the first six months of 2022 compared to $22.7 million in the parallel period of 2021. As revenue in the Netherlands is in Euro, it is being affected also by exchange rate fluctuations as it is being translated to USD. Revenue of 2021 according to the 2022 exchange rate would have been $21.2 million. Increase in revenue was due to the recovery of the aviation industry and the increase of passengers traveling through Schiphol Airport.

Revenue generated in Spain was $17.3 million in the first six months of 2022 compared to $14.2 million in the first six months of 2021. As revenue in the Spain is in Euro, it is being affected also by exchange rate fluctuations as it is being translated to USD. Revenue of 2021 according to the 2022 exchange rate would have been $13.3 million. Increase in revenue was mostly due to the recovery of the aviation industry and the increase of passengers traveling through Adolfo Suarez Madrid Barajas Airport.

Revenue outside Germany, the Netherlands, Spain and the United States of America totaled $10.4 million in the first six months of 2022 compared to $12.1 million in the first six months of 2021. Decrease in revenue was mostly due to the decrease in sales of the authentication segment.

Cost of revenue

Cost of revenue for the period ended June 30, 2022 was $119.1 million or 76.3%, compared to $93.3 million or 60.4% of revenue in the first six months of 2021. The majority of cost of revenue relates to payroll and related costs. Following the partial recovery of the airport security and other aviation services segment in 2022, and the increase of revenues in that segment, also the cost of revenue increased. Following the COVID-19 crisis some countries provided financial assistance to the Company and its subsidiaries at the airport security and other aviation services segment, the major ones were: (a) the Netherlands provided for the periods ended June 30, 2022 and 2021 financial and payroll support to the Dutch companies in the group of €4.6 million and €9.0 million ($4.7 million and $10.6 million as of June 30, 2022 and 2021), respectively, reducing the Company’s labor costs. (b) the United States of America provided to the Company payroll support of which $0 million and $11.5 million were used and recognized in the six months ended June 30, 2022 and 2021, respectively. Those amounts were recorded in the Company’s books as reduction of payroll expenses, which decreased the cost of revenue, mostly in 2021.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

Research and Development (“R&D”)

R&D expenses for the period ended June 30, 2022 were $6.6 million (4.2% as percentage of revenue) compared to $5.5 million (3.6% as percentage of revenue) for the first six months of 2021. During 2021 the Company’s revenues increased materially and the Company increased the number of its R&D employees in the Company. That is the main reason that in first six months of 2022 the R&D expenses increased comparing to the parallel period in 2021. As most of the R&D employees of the Company are located in Israel, the R&D costs are being affected also by exchange rate fluctuations between the Israeli Shekels and the Dollars.

Selling, general and administrative expenses (“SG&A”)

SG&A expenses were $27.9 million for the period ended June 30, 2022 (17.9% as percentage of revenue) compared to $22.9 million (14.8% as percentage of revenue) for the first six months of 2021. The increase in the SG&A expenses can be explained following the increase in the activities of the airport security and other aviation services in the first months of 2022, increase of SG&A in the authentication segment including salaries of marketing employees, due diligence costs and legal costs in regarding to legal claims.

Equity loss from investment in affiliates

The equity loss from investment in affiliates in the first six months of 2021 relates mostly to the investment in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”). The Company uses the equity method for this investment and the investment was fully depreciated during 2021. In the first six months of 2022 and 2021 an equity loss of $0 and $0.5 million, respectively, was recognized regarding this investment. As of June 30, 2022 and December 31, 2021 the value of the investment in the Company’s books is zero.

Other income (expenses), net

Other expenses, net includes mainly interest to banks, related parties and other institutions, exchange rate income (expense) and bank charges. Other income, net, was $65 (0.0% as percentage of revenue) for the first six months of 2022 compared to other expense, net of $(96) (0.1% as percentage of revenue) for the comparable period ending June 30, 2021.

Income tax expense

Income tax expense for the period ended June 30, 2022 was $2.4 million. (1.5 as percentage of revenue) compared to expense of $3.2 million (2.1% as percentage of revenue) in the comparable period of 2021. Increase in tax expense for the first six months of 2022 relates mostly to profitability of subsidiaries in the aviation security and other aviation services segment and includes also a one-time charge of $0.5 million tax related to previous years for the authentication technology segment.

Net income (Loss)

As result of the above, the Company’s net income amounted $0.0 (0.0% as percentage of revenue) for the first six months of 2022, compared to net loss of $28,941 (18.7% as percentage of revenue) for the comparable period of 2021.

Net income (loss) attributable to non-controlling interests

Net income attributable to non-controlling interests totaled $0.0 million (0.0 % as a percentage of revenue) for the first six months of 2022 compared to $6.2 million (4.0% as percentage of revenue) for the comparable period of 2021. The net income (loss) attributable to non-controlling interests relates mostly to the non-controlling interests in the authentication technology segment.

Net income (loss) attributable to ICTS International N.V.

Net income (loss) attributable to ICTS International N.V. was $0.0 million (0.0% as a percentage of revenue) for the first six months of 2022, compared to net profit attributable to ICTS International N.V of $22.7 million (14.7% as a percentage of revenue) for the first six months of 2021.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Rom Shaked
Rom Shaked, Managing Director

Dated: December 21, 2022

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Alon Raich
Alon Raich, Managing Director and Chief Financial Officer

Dated: December 21, 2022